SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES RESULTS OF ITS ANNUAL GENERAL & SPECIAL MEETING

June 18, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC – Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX Venture: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, announces that it held its annual general and special meeting of shareholders (the "Meeting") on Friday, June 16, 2017.

Snipp would like to thank its shareholders for their continued support as all matters that were put before them at the Meeting were approved. In particular, Snipp is pleased to announce the re-election of Atul Sabharwal, Ritesh Bhavnani, Ram Ramkumar, Michael Dillon, and Michael J. Cannata to its board of directors (the "Board"). Shareholders also reappointed MNP LLP as Snipp's auditor for the ensuing year.

In accordance with the policies of the TSX-V, Snipp obtained disinterested shareholder approval of the Company’s amended fixed number stock option plan (the "2016 Option Plan"), obtained disinterested shareholder approval of extension of consideration warrants, and obtained disinterested shareholder approval on the creation of control a person.

For more information on these and other matters voted on at the Meeting, see Snipp's information circular dated May 11, 2017 that is available on Snipp's SEDAR profile at www.sedar.com.

The company would also like to announce that the Board of Directors has approved a total grant of one million, seven hundred and thirty-nine thousand stock options to nine company officers and directors. Snipp’s compensation committee, comprised entirely of independent board members, recommended this grant of options after reviewing the company’s performance for the recently completed fiscal year. The options are to vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until fully vested. The options are to be exercisable at a price of C$0.10 per common share and expire after five years.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.